SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATERIAL FACT

Celulosa Arauco y Constitución S.A.

Securities Registry Registration No. 42

June 16, 2017

Mr.

Carlos Pavez Tolosa

Superintendent

Superintendency of Securities and Insurance

1449 Libertador Bernardo O’Higgins Avenue

Dear Sir,

The undersigned, acting on behalf of the corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco”, both domiciled in the Metropolitan Region of Chile, Avenida El Golf No. 150, 14 Floor, Commune of Las Condes, registered in the Chilean Securities Registry under No. 42, Chilean Tax Identification No. 93,458,000-1, and duly empowered for these purposes, hereby communicates the following material information in relation to the Company and its business, pursuant to article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by this Superintendency:

Certain press information from Brazil have been released, with respect to negotiations of Arauco with the Brazilian company J&F Investimentos S.A. (“J&F”), for the acquisition of shares of Eldorado Brasil Celulose S.A. (“Eldorado”).

First of all, we should mention that the Company regularly evaluates business opportunities in the local or international markets, which may be attractive for Arauco’s expansion. In this context, the Company has been evaluating Eldorado, a pulp production company engaged in this activity through its most relevant asset, a pulp plant with an annual production capacity of 1.7 million tons of short-fiber pulp.

In this respect, we estimate appropriate to inform that the Company has preliminary entered into a confidentiality agreement, with the purpose to explore a possible investment in Eldorado.

Yours sincerely,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange (Bolsa de Comercio de Santiago). La Bolsa No. 64, Santiago

- Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). Huérfanos 770, 14th floor, Santiago

- Valparaíso Stock Exchange (Bolsa de Valores de Valparaíso). Casilla 218-V, Valparaíso

- Bondholders’ Representative (Representante de Tenedores de Bonos) (Banco Santander). Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: June 20, 2017	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer